Copa Airlines Announces New Service to the Island of St. Martin in the Caribbean

PANAMA CITY, Sept. 8 /PRNewswire/ -- Copa Airlines, a subsidiary of Copa Holdings SA (NYSE: CPA), announced today new service direct from Panama to the Caribbean island of St. Martin, beginning Dec. 18, 2010.

"We are very pleased to launch service to this beautiful island," said Joseph Mohan, Commercial and Planning VP, Copa Airlines. "Copa Airlines has played a major role in the development of tourism and business in the Caribbean and we are certain our passengers will be captivated with our latest destination - our 46th - as we continue to bring together the Americas."

The new flight will depart Panama on Tuesdays and Saturdays at 12:22 p.m., arriving in St. Martin at 4:17 p.m. The return flight will depart on the same days at 5:30 p.m., arriving in Panama at 7:44 p.m.

Copa Airlines passengers can now make immediate connections at the Hub of the Americas in Panama to/from the major cities of South America, Central America and Mexico with the island of St. Martin without having to go through customs or immigration.

St. Martin, shared by the Netherlands (Saint Marteen) and France (Saint Martin), offers tourists more than 37 beaches considered among the best in the world, enchanting colonial architecture, exquisite cuisine and festive nightlife. From St. Martin, tourists can easily visit other attractive islands in the area such as St. Eustatius, Antigua, Barbuda, Saint Kits, Nevis and the British Virgin Islands. In addition, a ferry service transports tourists to nearby islands such as Saint Barth (35 in a catamaran), Anguilla and Saba.

About Copa Holdings, S.A.

Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service.  Copa currently offers more than 150 daily scheduled flights to 46 destinations in 24 countries in North, Central and South America and the Caribbean through its Hub of the Americas at Tocumen International Airport in Panama City, Panama.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  Aero Republica provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Barranquilla, Bogota, Bucaramanga, Cali, Cartagena, Medellin and Pereira. Additionally, Aero Republica has international flights from Colombia to Caracas, Guayaquil and Quito.  To make reservations and seat selections, add OnePass numbers, keep a trip log, check in for flights, print boarding passes and pay for tickets via secure transactions in six different currencies (U.S. dollars; Argentine, Chilean, Colombian and Mexican pesos; and Brazilian reales), visit www.copaair.com.

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CONTACT:  In Panama, Patricia Roquebert, +011-507-304-2672; or in the U.S., Sonia Villar, +1-210-222-1933, svillar@mvmas.com